# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lord Abbett Municipal Opportunities Fund, CIK 0002029852
CUSIP: 54401B206
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 30 Hudson St, Jersey City, New Jersey (NJ), 07302
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000930413-25-002431
Filed by CIK 0001766460

## Reporting persons
- Sieg Douglas B.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 105,364.41; shared voting power 0; sole dispositive power 105,364.41; shared dispositive power 0; aggregate amount beneficially owned 105,364.41 (0.98% of the class)
  Comment: The reported percentage is calculated based on 10,758,694.33 common shares outstanding as of September 30, 2025, based on information provided by the Issuer.
- GREGORY M. SHUMAN: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 109,654.08; shared voting power 0; sole dispositive power 109,654.08; shared dispositive power 0; aggregate amount beneficially owned 109,654.08 (1.02% of the class)
  Comment: The reported percentage is calculated based on 10,758,694.33 common shares outstanding as of September 30, 2025, based on information provided by the Issuer.
- DANIEL S. SOLENDER: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 105,364.41; shared voting power 0; sole dispositive power 105,364.41; shared dispositive power 0; aggregate amount beneficially owned 105,364.41 (0.98% of the class)
  Comment: The reported percentage is calculated based on 10,758,694.33 common shares outstanding as of September 30, 2025, based on information provided by the Issuer.
- CHRISTOPHER T. ENGLISH: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 11,172.07; shared voting power 0; sole dispositive power 11,172.07; shared dispositive power 0; aggregate amount beneficially owned 11,172.07 (0.1% of the class)
  Comment: The reported percentage is calculated based on 10,758,694.33 common shares outstanding as of September 30, 2025, based on information provided by the Issuer.

## Item 1. Issuer
Name of issuer: Lord Abbett Municipal Opportunities Fund
Address of issuer's principal executive offices: 30 Hudson St, Jersey City, NJ 07302

## Item 2. Person Filing
Name of person filing:
(i) Douglas B. Sieg;
(ii) Gregory M. Shuman;
(iii) Daniel S. Solender;
(iv) Christopher T. English.
Address of principal business office or, if none, residence: 30 Hudson St, Jersey City, NJ 07302
Citizenship: See responses to Item 4 on each cover page.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Sieg Douglas B.: /s/ Douglas B. Sieg, Douglas B. Sieg (11/13/2025)
- Sieg Douglas B.: /s/ Mary Ann Picciotto, Mary Ann Picciotto / Chief Compliance Officer (11/13/2025)
- GREGORY M. SHUMAN: /s/ Gregory M. Shuman, Gregory M. Shuman (11/13/2025)
- DANIEL S. SOLENDER: /s/ Daniel S. Solender, Daniel S. Solender (11/13/2025)
- CHRISTOPHER T. ENGLISH: /s/ Christopher T. English, Christopher T. English (11/13/2025)